July 18, 2011

John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:         HF Financial Corp. — File No. 033-44383

Dear Mr. Nolan:

We are responding to your letter dated July 1, 2011.  Our responses follow the comments included in such letter, which are presented in boldface type.

Form 10-K

Asset Quality, page 71

1.    Please refer to your response to comment 1 of our June 7, 2011 letter. Based on your response, it appears you restructured several loans for one borrower and immediately brought portions of them current, returning the loans to accrual status. The remaining portions of the loans remained on non-accrual status. Prior to restructuring, these loans had been on non-accrual status for some time. Please address the following:

•      If our understanding is correct, please tell us and revise future filings to clarify the basis for returning non-accrual loans that were part of a trouble debt restructuring to accrual status upon restructuring. We believe a reasonable period of performance for these types of loans is required before they are returned to accrual status.

In regard to the borrower loan relationship restructured, we reached an agreement with the borrower in March 2010 and memorialized the agreement in written documentation, setting forth the terms of the TDR.  For GAAP purposes, the date of consummation of the restructuring agreement is the recognition date for the restructuring, not necessarily the completion date of the restructuring paperwork, and as such we accounted for the problem loan relationship as a TDR at March 31, 2010.  The completion date of the restructuring paperwork occurred in the subsequent quarter.  The borrower made payment of $1.3 million on a $5.3 million loan obligation in March 2010 as part of the restructuring agreement.  Since the loan in existence was a line of credit with annual payment requirements, the $1.3 million paid demonstrated satisfactory payment performance from the previous year.  An agreement was established with the borrower, which would restructure $4.0 million in the form of two $2.0 million loans that would accrue interest at 3.25% and require a payment based on 7 year and 20 year amortization schedules, respectively, with full principal and interest due at maturity.  The payment expectation was based upon crop proceeds, and in addition the collateral secured for the two loans represented the borrower’s capacity to meet the restructured terms.  The remaining $2.7 million of loan obligation was considered collateral-dependent with sufficient collateral and remained in non-accrual status through the restructuring.

•      If our understanding is correct, please provide us and include disclosures in your fiscal 2011 Form 10-K that sets forth what your non-performing loans would have been had you not returned these loans to accrual status upon restructuring, including a detailed description of terms of the restructurings and a revision of all ratios related to non-accrual loans and non-performing assets. Disclose the ratios as previously reported and as revised.

In conjunction with the response above, we believe the $4.0 million loan obligation had demonstrated a reasonable period of performance to return to accrual status, and do not believe a revision to ratios is appropriate.

•      Please provide us a schedule of each loan that was restructured that includes the terms of the loan before and after restructuring, days delinquent prior to restructuring and that sets forth the loan’s performance since restructuring.

Following are the terms of the loans prior to the TDR:

		Note	Payment	Note	Maturity	Days Past
Description	Balance	Rate	Frequency	Date	Date	Due (2)
Note 1	$5,300,000	3.75%	at maturity	6/30/2009 (1)	6/1/2010	0
Note 2	$ 600,000	3.75%	at maturity	6/30/2009 (1)	6/1/2010	0
Note 3	$ 335,000	3.75%	at maturity	6/30/2009 (1)	6/1/2010	0
Note 4	$ 739,504	5.83%	annual	3/8/2004	12/1/2018	121
Note 5	$ 363,940	4.00%	annual	4/15/2003	12/15/2009	107
Note 6	$ 500,000	8.00%	annual	8/7/2007	4/1/2012	91

(1)     Represents last date of line of credit renewal for which principle and interest were due and modified to the current maturity date.

(2)     Days past due as of March 31, 2010.

Following are the post-restructuring terms of the TDR loans:

	Restructured	Note	Maturity	First Payment	First Payment
Description	Balance	Rate	Date	Due Date	Amount Due
Note 1	$2,000,000	3.25%	12/31/2011	12/31/2010	$137,557.77
Note 2	$2,000,000	3.25%	12/31/2011	3/1/2011	$324,044.07
Note 3	$2,747,444	0.00%	12/31/2011	12/31/2011	NA

The borrower is in current status on payments since restructuring.  Following is the post-restructuring performance of the TDR through March 31, 2011:

	Current	Date of	Last Payment	Next Payment
Description	Balance	Last Payment	Received	Due
Note 1	$1,896,100	1/31/2011	$137,557.77	12/31/2011
Note 2	$1,720,298	3/1/2011	$324,044.07	12/31/2011
Note 3	$2,747,444	NA	NA	12/31/2011

•      Please revise future filings to clearly disclose your policy for returning non-accrual loans to accrual status.

In future 10-K filings, in Note 1 — Summary of Significant Accounting Policies, we will add substantially the following language pursuant to your comment:

For all non-homogeneous loans, our policy for returning non-accruing loans to accrual status requires the following criteria:  six months of continued performance, timely payments, positive cash flow and an acceptable loan to value ratio.  For homogeneous loans, typical in our consumer portfolio, the criteria needed is for six months of consecutive timely loan payments.

Financial Statements, beginning on page 92

Note 2. Investments in Securities, page 110

Note 18. Financial Instruments, page 138

2.    Please refer to your responses to comments 2 and 3 of our June 7, 2011 letter and address the following:

•      Your responses to our comments were not conclusive and did not provide us the level of detail requested in them. We reissue both comment 2 and comment 3 of our June 7, 2011 letter. For comment 2, provide a more detailed description of each scenario, how you developed them and why you think they are reasonable.

For comment 3, set forth each bullet point in that comment and provide a detailed response addressing each point.

•      You state in your response to comment 3 that you do not have access to the assumptions used by the third party pricing service and that you review the related prices for reasonableness based on quarter to quarter changes. Absent access to the assumptions, it seems there is no basis for evaluating reasonable. Please tell us who the third party pricing service is and describe in more detail how these prices are obtained and evaluated for reasonableness.

•      In order for us to understand how you fair valued your TPS and evaluated them for OTTI, please provide us your complete, detailed analysis for each security.

In regard to comments regarding the investment in pooled trust preferred securities, the Company advises that we completed a total disposition of all six securities in the quarter ended and fiscal year ended June 30, 2011.  Selling these securities generated an after-tax charge of $3.9 million.  Because we had previously established valuation adjustments of $3.3 million for these securities on the balance sheet, the impact to capital was minimal.

At each prior reporting period up to and including March 31, 2011, we did not have the intent to sell these six securities and assessed that it was not more likely than not that the Company would be required to sell these securities before anticipated recovery of fair value to their amortized cost.  In May 2011, the Company received an unsolicited bid from a third party for all six pooled trust preferred securities.  We carefully examined the bid prices provided for the securities, and through further market research noticed recent additional transactional activity for these classes of securities demonstrating some strengthening in market prices, although remaining a relatively inactive market historically.  We were not required by any regulatory body to sell the securities.  We subsequently sought additional bids from the marketplace in June 2011, which improved upon the initial unsolicited bid prices, made the decision to sell the securities, and completed the sale transactions prior to quarter end.

If you require any additional information or have any questions, please call me at (605) 333-7544.

Very truly yours,

HF Financial Corp.

/s/ Brent Olthoff
Brent Olthoff
Senior Vice President and Chief Financial Officer